Exhibit 3.2

CERTIFICATE OF AMENDMENT

TO

Third Amended and Restated

CERTIFICATE OF INCORPORATION

OF

Leap therapeutics, INC.

Pursuant to the provisions of Section 242 of the Delaware General Corporation Law (the “Act”), the undersigned corporation hereby certifies as follows:

1.	The name of the corporation is Leap Therapeutics, Inc. (the “Corporation”). The date the Corporation filed its original Certificate of Incorporation with the Secretary of State of the State of Delaware was January 3, 2011.

2.	The Certificate of Incorporation was amended by that certain Certificate of Amendment to the Certificate of Incorporation, dated as of May 29, 2014, as further amended by that certain Second Certificate of Amendment to the Certificate of Incorporation, dated as of April 17, 2015, as further amended by that certain Third Certificate of Amendment to the Certificate of Incorporation, dated as of November 16, 2015, as further amended and restated by that certain First Amended and Restated Certificate of Incorporation, dated as of December 10, 2015, and as further amended by that certain Second Amended and Restated Certificate of Incorporation, dated as of January 9, 2017.

3.	This Certificate of Amendment to the Third Amended and Restated Certificate of Incorporation has been duly adopted by the Board of Directors of the Corporation and the stockholders of the Corporation in accordance with Section 242 of the General Corporation Law of the State of Delaware.

4.	The first sentence of Article Fourth of the Corporation’s Third Amended and Restated Certificate of Incorporation is hereby amended and restated to read in its entirety as follows:

“FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is two hundred fifty million (250,000,000) shares, consisting of (a) two hundred forty million (240,000,000) shares of common stock, $0.001 par value per share (“Common Stock”), and (b) ten million (10,000,000) shares of preferred stock, $0.001 par value per share (“Preferred Stock”), of which (i) one million four hundred twenty-one thousand eight hundred one (1,421,801) shares shall be designated Series A Mandatorily Convertible Cumulative Non-Voting Perpetual Preferred Stock, (ii) one million one hundred thirty-seven thousand four hundred forty-two (1,137,442) shares shall be designated Series B Mandatorily Convertible Cumulative Non-Voting Perpetual Preferred Stock, and (iii) one (1) share shall be designated special voting stock.”

5.	The Third Amended and Restated Certificate of Incorporation, as amended in the manner provided above in this Certificate of Amendment, is hereby ratified and confirmed in all other respects.

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IN WITNESS WHEREOF, the undersigned has caused this Certificate of Amendment to the Third Amended and Restated Certificate of Incorporation to be duly executed on behalf of the Corporation on May 6, 2020.

LEAP THERAPEUTICS, INC.

By:	/s/ Douglas E. Onsi
Name:	Douglas E. Onsi
Title:	President and Chief Executive Officer